Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC. ANNOUNCES STRATEGIC
SUPPLY ARRANGEMENT WITH SHELL ENERGY EUROPE
LIMITED FOR ITS UK BUSINESS

TORONTO, ONTARIO – February 4, 2013 - - Hudson Energy Supply UK Limited (“Hudson”), a subsidiary of Just Energy Group Inc. (“Just Energy” or the “Company”), has entered into a 5 year strategic supply arrangement with Shell Energy Europe Limited (“Shell”) for Hudson’s retail business in the United Kingdom.  Under the arrangement, Shell will be the wholesale supplier for Hudson.  The structure will give Hudson access to the wholesale market and the benefit of Shell’s vast market presence and knowledge.  The arrangement also accommodates Hudson’s forecasted working capital requirements for continued customer growth.

Ken Hartwick, President and CEO of Just Energy, stated “We view this agreement as a key first step in the expansion of our retail business from North America to Europe. Just Energy has expanded our strategic partnership with Shell thereby ensuring that our Hudson customers continue to receive the quality of service and product they have come to expect. Shell was Just Energy’s initial supplier in Ontario in 1997 and this arrangement continues that strong foundation of respect and commercial opportunity between our two leading energy companies.”  Deb Merril, President of Hudson, added, “This partnership with Shell will provide Hudson with the long term security in its ability to grow and offer competitive products to customers in the United Kingdom.”

Ken Snodgrass, General Manager – North West Europe of Shell stated “Shell has had a long and successful relationship with Just Energy in North America, and we are very pleased to be building upon that relationship to help Hudson succeed in the United Kingdom.”

About Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

About Royal Dutch Shell plc

Royal Dutch Shell plc is incorporated in England and Wales, has its headquarters in The Hague and is listed on the London, Amsterdam, and New York stock exchanges.  Shell companies have operations in more than 100 countries and territories with businesses including oil and gas exploration and production; production and marketing of liquefied natural gas and gas to liquids; manufacturing, marketing and shipping of oil products and chemicals and renewable energy projects. For further information, visit www.shell.com

Shell Energy Europe is responsible for the sale, marketing and trading of gas, power and environmental products in Europe, and is active in 17 countries. Shell Energy Europe was formed from the merger of Shell’s gas marketing and trading businesses in 2009, and leverages the integration of these capabilities to offer “Energy Solutions for your Business” to customers, including industrial gas consumers, power generators, gas producers and international merchants.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION FROM JUST ENERGY PLEASE CONTACT:

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206

or

Ken Hartwick, C.A.
President and CEO
Phone: (905) 795-3557

or

Deb Merril
President, Hudson Energy
Phone: (713) 544-8125

FOR FURTHER INFORMATION FROM SHELL PLEASE CONTACT:

Shell Media Relations
Phone:  +44 207 934 5550